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                                                                   EXHIBIT 18.01

Cardinal Health, Inc.
c/o Mr. Richard J. Miller
Executive Vice President and
    Chief Financial Officer
7000 Cardinal Place
Dublin, Ohio 43017


October 8, 2001


RE: FORM 10-Q REPORT FOR THE QUARTER ENDED SEPTEMBER 30, 2001


This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent public accountants whenever there has been a change in accounting principle or practice.

We have been informed that, as of July 1, 2001, Cardinal Health, Inc. (the Company) changed its revenue recognition application method related to its wholly-owned subsidiary, Pyxis Corporation's (Pyxis), automated dispensing units from the "as delivered" method to the "as installed" method of revenue recognition. According to the management of the Company, this change was made to provide for a more objectively determinable method of revenue recognition on sales of its Pyxis automated dispensing units.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgement and business planning of your management.

We have not audited the application of this change to the consolidated financial statements of any period subsequent to June 30, 2001. Further, we have not examined and do not express any opinion with respect to your consolidated financial statements for the three months ended September 30, 2001.

Very truly yours,

/s/ Arthur Andersen LLP
Columbus, Ohio